BrewDog USA Inc.
65 East State Street, Suite 1800
Columbus, OH 43215

James Watt, Chief Executive Officer

July 29, 2016

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington DC 20549

RE:	BrewDog USA Inc. Offering Statement on Form 1-A Filed on July 25, 2016 File Number 024-10532

Dear Mr. Reynolds:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), BrewDog USA Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified on an expedited basis by 4:30 p.m., Eastern Time on August 1, 2016, or as soon thereafter as is practicable.

Based upon a telephone call yesterday between our counsel and Mr. Ron Alper at the Commission, we understand that the Commission has completed its review and has been informed that FINRA has also completed their review and has communicated this to the Commission.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (703) 684-4333. Thank you in advance for your assistance.

Respectfully Submitted,

/JamesWatt/

James Watt
Chief Executive Officer
BrewDog USA Inc.